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                                  EXHIBIT 7.1
                     Press Release, dated February 7, 1997


INTEVAC, INC. ANNOUNCES OFFERING OF CONVERTIBLE SUBORDINATED NOTES


SANTA CLARA, Calif., Feb. 7, 1997 -- Intevac, Inc. (Nasdaq: IVAC), announced today that, subject to market conditions, it intends to raise approximately $50 million (excluding the proceeds of the overallotment option, if any) through an offering of convertible subordinated notes within the United States to qualified institutional investors and outside the United States to non-U.S. investors. The notes would have a term of seven years and be convertible into Intevac common stock. No other terms were disclosed.

The Company stated that it expects to use the net proceeds of the offering for general corporation purposes, including working capital, and may also apply a portion of the net proceeds to the acquisition of related businesses, products and technologies.

The securities to be offered will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or available exemptions from registration requirements. SOURCE Intevac Inc.